Vadim Avdeychik
(212)318-6054
vadimavdeychik@paulhastings.com

June 29, 2016

Ms. Anu Dubey

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:                             Brookfield Real Assets Income Fund Inc. (the “Registrant” or the “Acquiring Fund”)

File No.:  811-23157

Dear Ms. Dubey:

This letter responds to your additional comments communicated to the undersigned with respect to the Registration Statement on Form N-14 of the Registrant, which was filed with the Securities and Exchange Commission (the “Commission”) on May 16, 2016 (SEC Accession No. 0001104659-16-121332), for the purpose of reorganizing each of Brookfield Mortgage Opportunity Income Fund Inc., Brookfield Total Return Fund Inc., and Brookfield High Income Fund Inc. (each a “Fund” and collectively, the “Funds”) into Brookfield Real Assets Income Fund Inc. (the “Registration Statement”).

The Registrant’s responses to your comments are reflected below.  We have restated the substance of your comments for ease of reference.  Capitalized terms shall have the same meanings as in the Registration Statement, unless otherwise indicated.

Comment 1: Please explain whether Real Assets corporate credit securities, which the RA Fund intends to hold upon completion of the Reorganizations are also currently held by HHY.

Response: The Registrant respectfully submits that Real Assets corporate credit securities that the RA Fund intends to hold upon completion of the Reorganizations, are also currently held by HHY. HHY currently invests and has invested in all asset classes of high yield corporate credit securities.

Comment 2: Please confirm that Michelle Russell-Dowe will be primarily responsible for the day-to-day management of RA’s securitized products sub-portfolio.

Response: Confirmed. The Registrant has added applicable disclosure which reads: “Michelle Russell-Dowe is the lead portfolio manager and will be primarily responsible for the day-to-day management of RA’s securitized products sub-portfolio, and Jeffrey Williams, CFA, and Anthony A. Breaks, CFA, will act as the portfolio managers with respect to the securitized products sub-portfolio.”

Comment 3: With respect to the Combined Fund’s 80% Policy, please use the definition of “assets” as set out under Rule 35d-1 Adopting Release.(1)

Response: The Registrant has revised the language with respect to its 80% Policy to read: “…will invest at least 80% of its Managed Assets (average daily net assets plus the amount of any borrowings for investment purposes) in the securities and other instruments of Real Asset Companies and Issuers”.

Comment 4:  For purposes of Rule 35d-1, to the extent notional value is used for purposes of complying with the Fund’s Rule 35d-1 80% Policy, please explain why the use of notional value is compliant with the Rule.

Response: Each Fund counts certain derivative instruments, such as interest rate swaps, credit default swaps in which the Fund is buying protection, options on swaps, and Eurodollar futures, at market value in aggregating the Fund’s relevant investments providing exposure to the type of investments, industries, countries or geographic regions suggested by the Fund’s name because the exposure provided by these instruments is not equal to the full notional value of the derivative. With regard to other derivatives, such as futures, forwards, total return swaps, and credit default swaps in which the Fund is selling protection, the Fund counts the full notional value of the derivative in aggregating the Fund’s relevant investments providing exposure to the type of investments, industries, countries or geographic regions suggested by the Fund’s name because the Fund’s exposure to the underlying asset is equal to the notional value. For example, when a Fund seeks to invest in a fixed income instrument, it may obtain such exposure directly or it may sell credit default protection on the same issuer which would give the Fund economic exposure to that issuer, as if it had purchased that issue directly. There may be several advantages to using a credit default swap over purchasing a security directly, including lower transaction costs for the Fund. The Registrant respectfully submits that the SEC contemplated the use of synthetic instruments, such as selling protection via credit default swaps, to meet Rule 35d-1’s 80% asset test.(2) The Registrant further believes that notional value is the appropriate way to calculate the true economic value of protection sold via a credit default swap, or any other similar transaction, for purposes of Rule 35d-1. Only counting the market value would represent a Fund’s nominal investment and not account accurately for the Fund’s true economic exposure via the credit default swap. Thus, from a shareholder perspective and with respect to whether a particular fund name is misleading, the Registrant respectfully submits that when the Fund seeks to sell protection, valuing the relevant instrument at notional value is appropriate for purposes of Rule 35d-1. Finally we are aware of other funds that use notional value for purposes of the 80% policy.(3)

(1)  Final Rule: Investment Company Names, SEC Release No. IC-24828 (Jan. 17, 2001), https://www.sec.gov/rules/final/ic-24828.htm.

(2)  See id at n.13.

(3)  See e.g., Allianz Funds Multi-Strategy Trust (Form N-1A) (April, 24, 2014, SEC Accession Number: 0001193125-156894); AllianzGI Managed Trust Accounts Trust (Form N-1A) (November 20, 2013, SEC Accession Number: 0001193125-13-448560); PIMCO Variable Insurance Trust (Correspondence) (December 12, 2014, SEC Accession Number: 0001193125-13-448560).

To the extent the SEC or its Staff issues additional guidance in this area, the Registrant reserves the right to modify its policies in accordance with such guidance.

Comment 5: Please include language in the Registration Statement specifically noting that the definition of Real Asset Companies and Issuers includes Real Estate Securities, Infrastructure Securities and Natural Resources Securities.

Response: In each place where applicable, the Registrant has revised the relevant language to read: “RA Fund seeks to achieve its investment objective by investing primarily in the real asset class which includes the following:

•                  Real Estate Securities;

•                  Infrastructure Securities; and

•                  Natural Resources Securities (collectively, “Real Asset Companies and Issuers”).

Comment 6: Please explain why the use of “tied to” a company or issuer is appropriate when defining Real Estate, Infrastructure and Natural Resources Securities, and please provide examples of real estate related securities, and securities engaged in similar activities.

Response: The Registrant has revised the definition of Real Estate Security to delete references to “tied to” and has provided additional examples of Real Estate Securities. In relevant part, the revised language reads:

“RA defines a Real Estate Security as any company or issuer that (i) derives at least 50% of its revenues from the ownership, operation, development, construction, financing, management or sale of commercial, industrial or residential real estate and similar activities, or (ii) commits at least 50% of its assets to activities related to real estate.

For purposes of selecting investments in Real Estate Securities, RA defines the real estate sector broadly. It includes, but is not limited to, the following:

•                  Real estate investment trusts (“REITs”);

•                  Real estate operating companies (“REOCs”);

•                  Brokers, developers and builders of residential, commercial, and industrial properties;

•                  Property management firms;

•                  Finance, mortgage, and mortgage servicing firms;

•                  Construction supply and equipment manufacturing companies;

•                  Firms dependent on real estate holdings for revenues and profits, including lodging, leisure, timber, mining and agriculture companies; and

•                  Debt securities, including securitized obligations, which are predominantly supported by real estate assets.”

Comment 7: Please confirm that the Registrant considers debt securities, including securitized obligations, which are predominantly supported by real estate assets to mean that at least 50% of such security is supported by real estate assets.

Response: Confirmed.

Comment 8: Please revise the principal investment objective for the Combined Fund.

Response: The Registrant has revised the principal investment objective for the Combined Fund to read: “RA’s investment objective is to seek high total return, primarily through high current income and secondarily, through growth of capital.”

Comment 9: Please revise the concentration policy for the RA Fund to delete “in investments offering exposure to Real Assets” and replace with “Real Assets investments”.

Response: The Registrant has revised the concentration policy for the RA Fund to read: “The Acquiring Fund will invest more than 25% of its Managed Assets in Real Assets investments, which includes Real Estate Securities, Infrastructure Securities, and Natural Resources Securities, as defined in this Joint Proxy Statement/Prospectus.”

Comment 10: Please confirm that SIMNA does not serve as an investment adviser or sub-adviser for any other mutual funds with investment strategies focusing on asset backed and mortgage backed securities, similar to BOI and HTR.

Response: Confirmed.

Comment 11: Please add disclosure stating that the Board considered the different denominators applicable to the Target Funds.

Response: The Registrant has revised the “Reasons for the Reorganizations” section by adding the following sentence as the last sentence in the paragraph titled — Management Fee for RA — “In addition, with respect to its management fee analysis for the RA Fund, the Board also considered the varying denominators applicable to the calculation of the management fee for each Target Fund.”

Comment 12: On page 114 of the Registration Statement, please clarify the meaning of “votes entitled to be cast on the matter”.

Response: The Registrant respectfully submits that “votes entitled to be cast” means votes of all holders of outstanding common stock.

Comment 13: In the Q&A section, please disclose whether there will be any tax consequences as a result of portfolio rebalancing, and please also include estimated dollar amount and per share amount of capital gain distributions resulting from portfolio rebalancing for each Target Fund.

Response: The Registrant has added the following Q&A to address any tax consequences that may arise as a result of portfolio rebalancing:

•                  Will there be any tax consequences as a result of the portfolio rebalancing?

•                  To the extent that portfolio securities of a Target Fund are sold in connection with a Reorganization prior to such Reorganization closing, such Target Fund may realize gains or losses, which may increase or decrease the net capital gain or net investment income to be distributed by such Target Fund. The Funds’ shareholders should consult their own tax advisers regarding the federal income tax consequences of the Reorganizations, as well as the effects of state, local and non-U.S. tax laws, including possible changes in tax laws. At this time, the Adviser does not expect to engage in any portfolio rebalancing in advance of the Reorganizations.

Comment 14:  On page A-17, please add disclosure that as of 3/31/16 all of the securities held by the Target Funds complied with the investment guidelines and restrictions of the Combined Fund, if not, please specify the securities that did not comply with the restrictions.

Response: The Registrant confirms that as of 3/31/16 all of the securities held by the Target Funds are in compliance with the investment guidelines and restrictions of the Combined Fund and the Registrant has added footnote number three to the table on page A-17 which states that as March 31, 2016, all of the securities held by the Target Funds are in compliance with the investment guidelines of the Combined Fund.

Comment 16: Please explain the Combined Fund’s concentration policy.

Response: The Registrant respectfully submits that the fundamental investment policy of the Combined Fund with respect to concentration of investments is consistent with Section 8(b)(1) of the Investment Company Act of 1940 Act (“1940 Act”). Section 8(b)(1)(E) of the 1940 Act requires a registered investment company to disclose its policy with respect to “concentrating investments in a particular industry or group of industries.”  The 1940 Act does not define industry or group of industries or establish parameters for what may constitute a “group of industries” nor has the SEC done so and a fund is free to define an industry in any reasonable way(4). Former Guide 19 to Form N-1A stated that “…registrant may …select its own industry classifications, but such classifications must be reasonable and should not be so broad that the primary economic characteristics of the companies in a single class are materially different.”(5) While we acknowledge that the Guides have been rescinded, we nonetheless understand that that the Staff of the SEC believes Guide 19 is generally instructive with respect to industry concentration.(6) While this guidance requires that the companies within a single industry must

(4)  See In re Charles Schwab Corp. Sec. Litig., No. C-08-01510 WHA, 2010 WL 1261705 (N.D. Cal. Mar. 30, 2010).

(5)  Use of Derivatives by Investment Companies under the Investment Company Act of 1940, SEC Release No. IC-29776 (August 31, 2011), footnote 167 and accompanying text.

(6)  See id.

have materially similar primary economic characteristics (i.e., the companies in a single industry must be related), this guidance does not prevent an investment company from disclosing a policy to concentrate investment in a group of industries, as specifically permitted by the 1940 Act.

The Registrant has disclosed a policy to invest more than 25% of its Managed Assets in Real Assets investments, which includes Real Estate Securities, Infrastructure Securities and Natural Resources Securities.  The Registrant further notes that the group of industries enumerated in the Combined Fund’s concentration policy (i.e., real estate, infrastructure and natural resources) has generally been deemed by market participants to comprise real assets,(7) and as a result, the Registrant respectfully submits that it views its concentration policy as reasonable, not overly broad, and consistent with Section 8(b)(1) of the 1940 Act.

(7)  See e.g. Quantitative Management Associates, Getting Real Exposure: Implementing a Real Asset Strategy (June 17, 2016, 10:00 AM), http://institutionalinvestor.com/images/416/Getting_Real_Exposure-Implementing_a_Real_Asset_Strategy.pdf;  J.P. Morgan Asset Management, Our Approach (June 17, 2016, 10:00 AM), https://am.jpmorgan.com/us/institutional/investment-strategies/alternatives-global-real-assets; BlackRock Inc., The Ascent of Real Assets (June 17, 2016, 10:00 AM), https://www.blackrock.com/institutions/en-us/literature/whitepaper/inst-real-assets-res-report-111415.pdf; Investopedia, LLC, What is a ‘Real Asset’, Approach (June 17, 2016, 10:00 AM), http://www.investopedia.com/terms/r/realasset.asp.

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Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at the number listed above.  Thank you.

Very truly yours,

/s/ Vadim Avdeychik

Vadim Avdeychik
for PAUL HASTINGS LLP
cc: Michael R. Rosella